# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Advanced Flower Capital Inc., CIK 0001822523
CUSIP: 00109K105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 06/17/2026
Amends the filing with accession number 0001829126-26-002648
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 477 S. Rosemary Ave, Suite 301, West Palm Beach, Florida (FL), 33401, (561) 510-2390

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 6,516,775; shared voting power 180,400; sole dispositive power 6,516,775; shared dispositive power 180,400; aggregate amount beneficially owned 6,697,175 (29.4% of the class)
  Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Leonard M. Tannenbaum (the "Reporting Person") with respect to Advanced Flower Capital Inc. (the "Issuer") on April 2, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 2, 2024, Amendment No. 2 to Schedule 13D filed on August 26, 2025, Amendment No. 3 to Schedule 13D filed on August 29, 2025, Amendment No. 4 to Schedule 13D filed on November 24, 2025, Amendment No. 5 to Schedule 13D filed on March 11, 2026 and Amendment No. 6 to Schedule 13D filed on March 24, 2026. This Amendment No. 7 is being filed to report changes in the Reporting Person's beneficial ownership of the Issuer's common stock, par value $0.01 per share (the "Common Stock"). Since the filing of the Reporting Person's most recent Schedule 13D/A, the Reporting Person has acquired additional shares of the Issuer's Common Stock that resulted in an increase in the Reporting Person's beneficial ownership by more than one percent (1%) of the outstanding shares of the Issuer's Common Stock. As the aggregate result of the transactions described herein, the Reporting Person's aggregate beneficial ownership of the Issuer' Commons Stock has increased by approximately 1.5 percentage points since the filing of the most recent Schedule 13D/A. The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. Lines 7 and 9 consist of 6,516,775 shares of the Issuer's Common Stock held directly by the Reporting Person. Lines 8 and 10 consist of 180,400 shares of Common Stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President, over which the Reporting Person disclaims beneficial ownership, except to the extent of his pecuniary interest. The Schedule 13D excludes 225,907 shares of Common Stock held by Ms. Robyn Tannenbaum, the Reporting Person's spouse, over which the Reporting Person disclaims beneficial ownership. Line 13 is based on the 22,809,064 shares of Common Stock outstanding as of June 17, 2026, as reported in the Issuer's Form 8-K, filed with the SEC on June 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Advanced Flower Capital Inc.
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Since March 24, 2026, the Reporting Person purchased shares of Common Stock in multiple open market transactions using personal funds, as listed on Schedule A, attached hereto, and incorporated herein.

In addition, this Amendment No. 7 is being filed to reflect increases in the percentage of outstanding Common Stock of the Issuer beneficially owned by the Reporting Person as a result of repurchases of shares of Common Stock made by the Issuer in the open market in the period from May 11, 2026 to June 17, 2026, under the Issuer's share repurchase program authorized by the Board of Directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days: Transactions in the Common Stock since the last Schedule 13D/A filing are set forth in Schedule A and are incorporated herein. Other than those transactions listed on Schedule A, no transactions in the shares of Common Stock have been effected by the Reporting Person since the filing of Amendment No. 6 to Schedule 13D on March 24, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 99.1 - Schedule A - Attached here.

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (06/18/2026)